POAGE BANKSHARES, INC.
1500 Carter Avenue
Ashland, Kentucky 41101

May 16, 2011

Via Facsimile and Edgar
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Poage Bankshares, Inc.
Registration Statement on Form S-1 (Registration No. 333-172192)
Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Poage Bankshares, Inc., a Maryland corporation (the “Company”), hereby withdraws our request for acceleration of the effective date of the above-referenced Registration Statement, as amended, as filed with the Securities and Exchange Commission on May 13, 2011.

Very truly yours,

/s/ Darryl E. Akers
Darryl E. Akers
Vice Chairman, Co-President, Co-Chief Executive Officer and Chief Financial Officer
(Duly Authorized Representative)